Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposal 1.  Proposal 2 did not apply to the Funds.

Proposal 1
To approve a new investment advisory agreement between the Trust and Barclays Global Fund Advisors (“BGFA), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Bond Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Barclays 1-3 Year Credit	18,592,442	123,093	113,991	-
Barclays Intermediate Credit	10,362,041	53,424	58,381	-
Barclays Credit	2,299,597	20,362	28,613	-
Barclays Intermediate Government/Credit	2,006,991	8,575	30,495	-
Barclays Government/Credit	570,383	4,146	7,841	51,318
Barclays MBS	9,234,720	45,313	38,574	-
Barclays Agency	1,595,235	3,121	6,921	-
Barclays Aggregate	54,750,664	692,583	1,289,506	-
iBoxx $ High Yield Corporate	23,252,255	319,875	239,838	-
iBoxx $ Investment Grade Corporate	65,282,704	509,362	694,382	-
JPMorgan USD Emerging Markets	2,027,043	14,497	21,509	82,917

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust on November 4, 2009.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.